April 10, 2025

Kevin Chin
Chief Executive Officer
VivoPower International PLC
Blackwell House
Guildhall Yard
London EC2V 5AE
United Kingdom

       Re: VivoPower International PLC
           Draft Registration Statement on Form F-1
           Filed March 27, 2025
           File No. 377-07824
Dear Kevin Chin:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Use of Proceeds, page 36

1. We note you intend to use the net proceeds from this offering to fund working capital needs in connection with the expansion of your operations to the commercial electronic vehicle segment and to reduce your debts, including monies owed to shareholders and for general corporate purposes. Please expand this section to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed. Refer to Item 3.C.1 of Form 20-F.
 April 10, 2025
Page 2

       Additionally, revise to describe the interest rate and maturity of the referenced indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form
20-F.
Major Shareholders and Related Party Transactions, page 80

2. Please revise to provide your beneficial ownership information as of the most recent practicable date. Refer to Item 7.A of Form 20-F.
General

3. Please revise to provide the current status of your compliance with Nasdaq Listing
       Rule 5550(b)(1). In this regard, we note that a Form 6-K filed on January 10, 2025 states that you received a letter (the 'Notice') from the Nasdaq Listing Qualifications
       Department of The Nasdaq Stock Market LLC ('Nasdaq') indicating that you were not in compliance with Nasdaq Listing Rule 5550(b)(1) based on minimum stockholders equity, market value of listed securities, or net income requirements, that you had until February 17, 2025, to submit a compliance plan, and that you intended to submit such plan by January 13, 2025.
4. Please revise to provide the current status of the non-binding takeover proposal from
       Energie Holdings Limited. In this regard, we note a Form 6-K filed March 24, 2025, discloses that you confirmed on that date that you received such unsolicited non-
       binding takeover proposal, the proposal is an all-cash offer for all non affiliated free float shares of VivoPower at an enterprise value of US$120 million and is subject to due diligence, your board members were in the process of reviewing with its advisors and will provide an update to the market as soon as possible.
5. We note that more than nine months have passed since the end of your last audited fiscal year. Please revise to update your financial information with interim financial statements, and provide corresponding updated disclosures in the Operating and
       Financial Review and Prospects section of the prospectus. Refer to Item 8.A.5 of
       Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 April 10, 2025
Page 3

      Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-
551-6548 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Elliott Smith, Esq.